EXHIBIT 99.1

TOP Ships Inc. Announces Joint Ventures and New Vessel Employment

ATHENS, Greece, July 12, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today that it has entered into two joint venture agreements, on a 50-50 basis, with Gunvor Group Ltd (www.GunvorGroup.com), one of the world’s largest independent commodities trading houses by turnover, for two 50,000 dwt product tankers M/T Eco Holmby Hills and M/T Eco Palm Springs, currently under construction in Hyundai with expected deliveries in the first and second quarters of 2018, respectively. The company had previously announced that it had acquired 49% of each vessel and prior to entering into the joint ventures increased its shareholding to 50%.

The company also announced that upon their delivery from Hyundai, each of the two product tankers will enter into time charter employment with Clearlake Shipping Pte Ltd (www.ClearlakeShipping.com), a subsidiary of Gunvor Group Ltd and one of the largest charterers of tanker vessels in the world, for three years firm plus two additional option years. The total potential gross revenue backlog from these contracts is estimated to be about $55 million.

Company CEO Evangelos Pistiolis commented: “The joint ventures with Gunvor Group represent a major milestone for Top Ships and we expect that this partnership will create a lot of synergies that will be beneficial for both parties.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org